Exhibit 99.3
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis ("MD&A") should be read in conjunction with (i) our restated consolidated financial statements for the year ended December 31, 2025 and the related notes included in this Form 10‑K/A including the corrections described in Note 1, “Restatement of Previously Issued Financial Statements” and (ii) the condensed consolidated financial statements and the notes thereto included in the original Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 as previously filed (the “Original Form 10-Q”). This MD&A has been revised solely to reflect the corrections described in Note 1, “Restatement of Previously Issued Financial Statements”. No other information in this MD&A has been updated or modified, and the MD&A included below does not reflect events or developments occurring after the filing date of the Original Form 10-Q.

Overview and Outlook
Our key financial and operating metrics are home deliveries, home closings revenue, average sales price of homes delivered, and net new home orders, which refers to sales contracts executed reduced by the number of sales contracts canceled during the relevant period, and homebuilding gross margin. Our results for each key financial and operating metric, as compared to the same period in 2024, are provided below:

	Three Months Ended September 30, 2025	Nine Months Ended September 30, 2025
	As restated	As restated
Home deliveries	Decreased by 0.3%	Increased by 5.1%
Home closings revenue	Decreased by 5.7%	Increased by 0.8%
Average sales price of homes delivered	Decreased by 5.4%	Decreased by 4.1%
Net new home orders	Increased by 2.4%	Increased by 3.9%
Homebuilding gross margin percentage	Decreased by 120 bps	Decreased by 240 bps

Our home deliveries were substantially in line in the third quarter of 2025 year over year, while average sales prices decreased primarily as a result of elevated discounts and incentives. Homebuilding gross margins decreased from 33.3% to 32.1% for the three months ended September 30, 2025, primarily due to higher incentives and closings costs.

Three Months Ended September 30, 2025 Compared to the Three Months Ended September 30, 2024
Residential Units Revenue and New Homes Delivered
The table below represents residential units revenue and new homes delivered for the three months ended September 30, 2025 and 2024 (dollars in thousands):

	Three Months Ended September 30,
	2025	2024
	As restated	As restated	Change	%
Home closings revenue	$484,184	$513,528	$(29,344)	(5.7)%
Mechanic’s lien contracts revenue	32	—	32	100%
Residential units revenue	$484,216	$513,528	$(29,312)	(5.7)%
New homes delivered	953	956	(3)	(0.3)%
Average sales price of homes delivered	$508.1	$537.2	$(29.1)	(5.4)%

Residential units revenue decreased 5.7% and new homes delivered were substantially in line with the prior year period. The average sales price of homes delivered decreased by 5.4%, primarily due to product mix and higher discounts and incentives to sustain sales orders.

Exhibit 99.3
New Home Orders and Backlog
The table below represents new home orders and backlog related to our builder operations segments, excluding mechanic’s lien contracts (dollars in thousands):

	Three Months Ended September 30,
	2025	2024
	As restated	As restated	Change	%
Net new home orders	898	877	21	2.4%
Revenue from net new home orders	$433,862	$444,595	$(10,733)	(2.4)%
Average selling price of net new home orders	$483.1	$506.9	$(23.8)	(4.7)%
Cancellation rate	6.7%	8.5%	(1.8)%	(21.2)%
Absorption rate per average active selling community per quarter	8.7	8.4	0.3	3.6%
Average active selling communities	103	105	(2)	(1.9)%
Active selling communities at end of period	100	106	(6)	(5.7)%
Backlog revenue	$456,783	$575,077	$(118,294)	(20.6)%
Backlog units	675	809	(134)	(16.6)%
Average sales price of backlog	$676.7	$710.8	$(34.1)	(4.8)%

Net new home orders increased 2.4% over the prior year period while our average active selling communities declined by 1.9%. Revenue from net new home orders declined $10.7 million or 2.4% consistent with the decline in the average selling price of net new home orders. The 3.6% increase in the absorption rate per average active selling community year over year is attributable to a lower cancellation rate and higher levels of net new home orders.

Backlog units refer to homes under sales contracts that have not yet closed at the end of the respective period, and absorption rate refers to the rate at which net new home orders are contracted per average active selling community during the respective period. Sales contracts may be canceled prior to closing for a number of reasons, including the inability of the homebuyer to obtain suitable mortgage financing. Accordingly, backlog may not be indicative of our future revenue.

Backlog revenue decreased by 20.6% year-over-year. As of September 30, 2025, our backlog revenue decreased 9.8% compared to June 30, 2025 and our spec units under construction as a percentage of total units under construction declined from 75.6% as of December 31, 2024 to 68.3% as of September 30, 2025.

Our cancellation rate, which refers to sales contracts canceled divided by sales contracts executed during the relevant period, was 6.7% for the three months ended September 30, 2025, compared to 8.5% for the three months ended September 30, 2024. Our cancellation rate has remained in a historically low range under 10.0% since December 31, 2022.

Residential Units Gross Margin
The table below represents the components of residential units gross margin (dollars in thousands):

	Three Months Ended September 30,
	2025		2024
	As restated		As restated
Residential units revenue	$484,216	100.0%	$513,528	100.0%
Cost of residential units	328,754	67.9%	342,335	66.7%
Residential units gross margin	$155,462	32.1%	$171,193	33.3%

Exhibit 99.3
For the three months ended September 30, 2025, residential units revenue decreased $29.3 million or 5.7% while cost of residential units decreased by $13.6 million, or 4.0%, compared to the same period in the previous year. Residential units gross margin declined by 120 bps to 32.1% for the three months ended September 30, 2025, from 33.3% for the three months ended September 30, 2024. The decrease in residential units gross margin is attributable to higher incentives, discounts, and closing costs.

Selling, General and Administrative Expenses
The table below represents the components of selling, general and administrative expenses (dollars in thousands):

	Three Months Ended September 30,		As Percentage of Segment Revenue
	2025	2024	2025	2024
Builder operations	$54,969	$55,338
Corporate, other and unallocated expense	2,750	2,320
Net builder operations	57,719	57,658	11.6%	11.0%
Land development	421	82
Total selling, general and administrative expenses	$58,140	$57,740	11.6%	11.0%

Selling, general and administrative expenses as a percentage of revenue increased by 0.6% for the three months ended September 30, 2025, mainly due to increased share-based compensation.

Builder Operations
Selling, general and administrative expenses as a percentage of revenue for builder operations were substantially in line with the prior year period. Builder operation expenditures include salary expenses, commissions, corporate allocations, and community costs such as advertising and marketing expenses, rent, professional fees, and non-capitalized property taxes.

Corporate, Other and Unallocated
Selling, general and administrative expenses for the corporate, other and unallocated non-operating segment for the three months ended September 30, 2025 were $2.8 million, compared to $2.3 million for the three months ended September 30, 2024. Corporate, other and unallocated expenses generally include capitalized overhead adjustments that are not allocated to builder operations segments.

Equity in Income of Unconsolidated Entities
Equity in income of unconsolidated entities increased to $1.0 million, or 221.2%, for the three months ended September 30, 2025, compared to $0.3 million for the three months ended September 30, 2024. See Note 3 to our condensed consolidated financial statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q for a summary of Green Brick’s share in net earnings by unconsolidated entity.

Other Income, Net
Other income, net, was $10.0 million for the three months ended September 30, 2025, compared to $4.4 million for the three months ended September 30, 2024. The increase in other income is mainly due to higher loan origination volume from our wholly owned mortgage company during the three months ended September 30, 2025.

Income Tax Expense
Income tax expense was $23.4 million for the three months ended September 30, 2025 compared to $22.9 million for the three months ended September 30, 2024. See Note 11 to our condensed consolidated financial statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q for a discussion on the Company’s income tax expense for the three months ended September 30, 2025.

Exhibit 99.3
Nine Months Ended September 30, 2025 Compared to the Nine Months Ended September 30, 2024

Residential Units Revenue and New Homes Delivered
The table below represents residential units revenue and new homes delivered for the nine months ended September 30, 2025 and 2024 (dollars in thousands):

	Nine Months Ended September 30,
	2025	2024
	As restated	As restated	Change	%
Home closings revenue	$1,498,858	$1,487,282	$11,576	0.8%
Mechanic’s lien contracts revenue	32	380	(348)	(91.6)%
Residential units revenue	$1,498,890	$1,487,662	$11,228	0.8%
New homes delivered	2,905	2,764	141	5.1%
Average sales price of homes delivered	$516.0	$538.1	$(22.1)	(4.1)%

The $11.2 million increase in residential units revenue was driven by the 5.1% increase in new homes delivered partially offset by a 4.1% decrease in the average sales price of homes delivered for the nine months ended September 30, 2025. The increase in new homes delivered was primarily driven by our Trophy Signature Homes brand. The 4.1% decrease in the average sales price of homes delivered for the nine months ended September 30, 2025, was attributable to product mix, higher incentives, discounts, and closing costs to sustain orders.

New Home Orders
The table below represents new home orders and backlog related to our builder operations segments, excluding mechanic’s lien contracts (dollars in thousands):

	Nine Months Ended September 30,
	2025	2024
	As restated	As restated	Change	%
Net new home orders	2,912	2,803	109	3.9%
Revenue from net new home orders	$1,513,535	$1,466,391	$47,144	3.2%
Average selling price of net new home orders	$519.8	$523.2	$(3.4)	(0.6)%
Cancellation rate	7.5%	7.1%	0.4%	5.6%
Absorption rate per average active selling community per quarter	9.3	9.3	—	—%
Average active selling communities	104	100	4	4.0%
Active selling communities at end of period	100	106	(6)	(5.7)%

Net new home orders increased 3.9% over the prior year period mainly due to a 4.0% increase in average selling communities. As a result, our absorption rate per average active selling community remained unchanged year over year. The 3.2% increase in revenue from net new home orders is due to higher incentives offered to drive sales orders.

Our cancellation rate, which refers to sales contracts canceled divided by sales contracts executed during the relevant period, was 7.5% for the nine months ended September 30, 2025, compared to 7.1% for the nine months ended September 30, 2024. Our cancellation rate has remained in a historically low range under 10.0% since December 31, 2022.

Exhibit 99.3
Residential Units Gross Margin
The table below represents the components of residential units gross margin (dollars in thousands):

	Nine Months Ended September 30,
	2025		2024
	As restated		As restated
Residential units revenue	$1,498,890	100.0%	$1,487,662	100.0%
Cost of residential units	1,022,279	68.2%	979,543	65.8%
Residential units gross margin	$476,611	31.8%	$508,119	34.2%

Residential units revenue increased $11.2 million or 0.8% during the nine months ended September 30, 2025, due to an increase in home deliveries of 5.1% while cost of residential units for the nine months ended September 30, 2025, increased by $42.7 million, or 4.4%, compared to the nine months ended September 30, 2024. This resulted in a decrease in residential units gross margin for the nine months ended September 30, 2025, of 240 bps to 31.8%, from 34.2% for the nine months ended September 30, 2024 mainly due to higher incentives, discounts, and closing costs.

Land and Lots Revenue
The table below represents lots closed and land and lots revenue (dollars in thousands):

	Nine Months Ended September 30,
	2025	2024	Change	%
Lots revenue	$4,342	$5,644	$(1,302)	(23.1)%
Land revenue	—	12,704	(12,704)	(100.0)%
Land and lots revenue	$4,342	$18,348	$(14,006)	(76.3)%
Lots closed	42	79	(37)	(46.8)%
Average sales price of lots closed	$103.4	$71.4	$32.0	44.8%

From time to time we may opportunistically sell finished lots to other homebuilders. Lots revenue decreased by $1.3 million during the nine months ended September 30, 2025. Land revenue represents sales of two tracts of commercial land during the nine months ended September 30, 2024.

Selling, General and Administrative Expenses
The table below represents the components of selling, general and administrative expenses (dollars in thousands):

	Nine Months Ended September 30,		As Percentage of Segment Revenue
	2025	2024	2025	2024
Builder operations	$165,110	$159,654
Corporate, other and unallocated expense	6,891	6,034
Net builder operations	172,001	165,688	11.2%	10.9%
Land development	806	224	18.6%	1.2%
Total selling, general and administrative expenses	$172,807	$165,912	11.2%	10.8%

Selling, general and administrative expenses as a percentage of revenue increased by 0.4% for the nine months ended September 30, 2025, the increase is mainly due to increased share-based compensation and commission expenses.

Exhibit 99.3
Builder Operations
Selling, general and administrative expenses as a percentage of revenue for builder operations increased to 11.2% for the nine months ended September 30, 2025 from 10.9% in the prior year period mainly due to increased corporate allocations. Builder operations expenditures include salary expenses, sales commissions, and community costs such as advertising and marketing expenses, rent, professional fees, and non-capitalized property taxes.

Corporate, Other and Unallocated
Selling, general and administrative expenses for the corporate, other and unallocated non-operating segment for the nine months ended September 30, 2025, were $6.9 million and $6.0 million for the nine months ended September 30, 2024. Corporate, other and unallocated expenses generally include capitalized overhead adjustments that are not allocated to builder operations segments.

Equity in Income of Unconsolidated Entities
Equity in income of unconsolidated entities decreased to $2.4 million, for the nine months ended September 30, 2025, compared to $5.1 million for the nine months ended September 30, 2024. See Note 3 to our condensed consolidated financial statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q for a summary of Green Brick’s share in net earnings by unconsolidated entity.

Other Income, Net
Other income, net, decreased to $27.7 million for the nine months ended September 30, 2025, compared to $29.8 million for the nine months ended September 30, 2024. The decrease was primarily due to a $10.7 million gain on the sale of our investment in GB Challenger, LLC during the nine months ended September 30, 2024.

Income Tax Expense
Income tax expense was $91.8 million for the nine months ended September 30, 2025 compared to $94.7 million for the nine months ended September 30, 2024. The decrease was primarily due to lower taxable income partially offset by a higher effective tax rate. See Note 11 to our condensed consolidated financial statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q for a discussion on the Company’s income tax expense for the nine months ended September 30, 2025.

Lots Owned and Controlled
The following table presents the lots we owned or controlled, including lot option contracts, as of September 30, 2025 and December 31, 2024. Owned lots are those for which we hold title, while controlled lots are those for which we have the contractual right to acquire title but we do not currently own.

Exhibit 99.3

	September 30, 2025			December 31, 2024
	Central	Southeast	Total	Central	Southeast	Total
Lots owned
Finished lots	4,089	624	4,713	3,932	790	4,722
Lots in communities under development	30,135	1,851	31,986	22,524	1,670	24,194
Land held for future development(1)	—	—	—	3,800	—	3,800
Total lots owned(2)	34,224	2,475	36,699	30,256	2,460	32,716

Lots controlled
Lots under third party option contracts	465	121	586	806	—	806
Land under option for future acquisition and development	1,123	189	1,312	1,091	349	1,440
Lots under option through unconsolidated development joint ventures	2,518	71	2,589	2,614	255	2,869
Total lots controlled	4,106	381	4,487	4,511	604	5,115
Total lots owned and controlled (2)	38,330	2,856	41,186	34,767	3,064	37,831
Percentage of lots owned	89.3%	86.7%	89.1%	87.0%	80.3%	86.5%

(1) Land held for future development consist of raw land parcels where development activities have been postponed due to market conditions or other factors.
(2) Total lots excludes lots with homes under construction.

The following table presents additional information on the lots we controlled as of September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Total lots owned(1)	36,699	32,716
Land under option for future acquisition and development	1,312	1,440
Lots under option through unconsolidated development joint ventures	2,589	2,869
Total lots self-developed	40,600	37,025
Self-developed lots as a percentage of total lots owned and controlled(1)	98.6%	97.9%

(1) Total lots owned includes finished lot purchases, which were less than 1.5% of total lots self-developed as of September 30, 2025.

Liquidity and Capital Resources Overview
As of September 30, 2025 and December 31, 2024, we had $142.4 million and $141.5 million of unrestricted cash and cash equivalents, respectively. Our historical cash management strategy includes redeploying net cash from the sale of home inventory to acquire and develop land and lots that represent opportunities to generate desired margins and returns, and using cash to make additional investments in business acquisitions, joint ventures, share repurchases or other strategic activities.

Our principal uses of capital for the nine months ended September 30, 2025 were home construction, land purchases, land development, repayments of debt, operating expenses, share repurchases, and payment of routine liabilities. Historically, we have used funds generated by operations and available borrowings to meet our short-term working capital requirements. We remain focused on generating positive margins in our homebuilding operations and acquiring desirable land positions in order to maintain a strong balance sheet and remain poised for continued growth.

Exhibit 99.3
Cash flows for each of our communities depend on the community’s stage in the development cycle. Early stages of development or expansion require significant cash outlays for land acquisitions, entitlements and other approvals, roads, utilities, general landscaping and other amenities, and home construction. These costs are a component of our inventory and are not recognized in our statement of income until a home closes. In the later stages of community life cycle, cash inflows may significantly exceed earnings reported for financial statement purposes, as the cash outflows associated with home construction and land development primarily occurred in prior periods.

Our debt to total capitalization ratio, which is calculated as the sum of borrowings on lines of credit, the senior unsecured notes, and notes payable, net of debt issuance costs (“total debt”), divided by the total capitalization, which equals the sum of Green Brick Partners, Inc. stockholders’ equity and total debt, was approximately 15.8% as of September 30, 2025.

Additionally, as of September 30, 2025, our net debt to total capitalization ratio, which is a non-GAAP financial measure, remained low at 9.8%. It is our intent to prudently employ leverage to continue to invest in our land acquisition, development and homebuilding activities. We target a homebuilding debt to total capitalization ratio of up to approximately 20%, which we expect will provide us with significant additional growth capital.

Key Sources of Liquidity
The Company’s key sources of liquidity were funds generated by operations and borrowings during the nine months ended September 30, 2025.

Cash Flows
The following summarizes our primary sources and uses of cash during the nine months ended September 30, 2025 as compared to the nine months ended September 30, 2024:

•Operating activities. Net cash provided by operating activities for the nine months ended September 30, 2025, was $223.3 million, compared to $111.9 million during the nine months ended September 30, 2024. The net cash inflows for the nine months ended September 30, 2025, were generated by our business operations.

•Investing activities. Net cash used in investing activities for the nine months ended September 30, 2025 was $32.9 million, compared to net cash from investing activities of $34.6 million during the nine months ended September 30, 2024. Cash outflows for the nine months ended September 30, 2025, were primarily related to other investments in unconsolidated entities.

•Financing activities. Net cash used in financing activities for the nine months ended September 30, 2025 was $84.6 million, compared to net cash used of $126.4 million during the nine months ended September 30, 2024. The cash outflows were primarily related to share repurchases of $60.7 million and repayments of our senior unsecured notes of $37.5 million, partially offset by net borrowings from our lines of credit of $39.6 million.

Debt Instruments
Secured Revolving Credit Facility – As of September 30, 2025 and December 31, 2024, we had no amounts outstanding under our $35.0 million Secured Revolving Credit Facility. On May 1, 2025, the Company entered into the Tenth Amendment to the Secured Revolving Credit Facility to extend its maturity date to May 1, 2028. Outstanding borrowings under the amended Secured Revolving Credit Facility bear interest payable monthly at a floating rate per annum equal to SOFR plus 2.25%, but in no event less than 3.15% per annum or more than the lesser of 18% and the highest maximum rate allowed by applicable law. The entire unpaid principal balance and any accrued but unpaid interest is due and payable on the maturity date.

Unsecured Revolving Credit Facility – As of September 30, 2025, we had $50.0 million outstanding under our Revolving Credit Facility, an increase from $25.0 million as of December 31, 2024. On December 13, 2024, the Company entered into the Twelfth Amendment (the “Twelfth Amendment”) to this credit agreement that adopted a leverage-based pricing grid for a reduction in both interest rate and non-use fee and other administrative changes. The Twelfth Amendment removed one lender with a $25 million prior commitment and added $30 million in new commitments, thereby increasing total commitments to

Exhibit 99.3
$330.0 million. The maturity of all commitments under the Unsecured Revolving Credit Facility were extended to December 14, 2027.

Senior Unsecured Notes - As of September 30, 2025, we had four series of senior unsecured notes outstanding that were each issued pursuant to a note purchase agreement. The aggregate principal amount of senior unsecured notes outstanding was $261.9 million as of September 30, 2025 compared to $299.1 million as of December 31, 2024, net of issuance costs.
•In August 2019, we issued $75.0 million of senior unsecured notes (the “2026 Notes”). Interest accrues at an annual rate of 4.0% and is payable quarterly. Principal on the 2026 Notes was paid in increments of $12.5 million on each of August 8, 2024 and August 8, 2025. The final principal payment of $50.0 million is due August 8, 2026.
•In August 2020, we issued $37.5 million of senior unsecured notes (the “2027 Notes”). Interest accrues at an annual rate of 3.35% and is payable quarterly. Principal on the 2027 Notes is due on August 26, 2027.
•In February 2021, we issued $125.0 million of senior unsecured notes (the “2028 Notes”) of which $75.0 million is outstanding as of September 30, 2025. Interest accrues at an annual rate of 3.25% and is payable quarterly. Principal on the 2028 Notes is due in increments of $25.0 million annually on February 25 in each of 2026, 2027, and 2028.
•In December 2021, we issued $100.0 million of senior unsecured notes (the “2029 Notes”). Interest accrues at an annual rate of 3.25% and is payable quarterly. A required principal redemption of $30.0 million is due on December 28, 2028. The remaining unpaid principal balance is due on December 28, 2029.

Under the senior unsecured notes, optional prepayment is allowed with payment of a “make-whole” premium that fluctuates depending on market interest rates. Interest on the senior unsecured notes is payable quarterly in arrears.

Our debt instruments require us to maintain specific financial covenants, each of which we were in compliance with as of September 30, 2025. Specifically, under the most restrictive covenants, we are required to maintain the following:

•a minimum interest coverage (consolidated EBITDA to interest incurred) of no less than 2.0 to 1.0. As of September 30, 2025, our interest coverage on a last 12 months’ basis was 32.32 to 1.0;
•a Consolidated Tangible Net Worth of no less than approximately $1,129.4 million. As of September 30, 2025, our Consolidated Tangible Net Worth was $1,803.3 million; and
•a maximum debt to total capitalization rolling average ratio of no more than 40.0%. As of September 30, 2025, we had a rolling average ratio of 15.3%.

As of September 30, 2025, we believe that our cash on hand, capacity available under our lines of credit and cash flows from operations for the next twelve months will be sufficient to (i) service our outstanding debt during the next twelve months and (ii) fund our operations. For additional information on our lines of credit, senior unsecured notes, and notes payable, refer to Note 5 to the condensed consolidated financial statements located in Part I, Item 1 of this Quarterly Report on Form 10-Q.

Warehouse Facilities
GRBK Mortgage, LLC, a wholly owned subsidiary of the Company, is party to warehouse facilities to fund its origination of mortgage loans (the “Warehouse Facilities”) as follows (in thousands):

		Outstanding Balance As of
Maturity Date	Maximum Aggregate Commitment	September 30, 2025	December 31, 2024
October 31, 2025(1)	$40,000	$—	$—
December 18, 2025	40,000	14,557	—
	$80,000	$14,557	$—

(1) On October 3, 2025, the warehouse facility with a maturity date of October 31, 2025 was extended to January 29, 2026.

Exhibit 99.3

The Warehouse Facilities provide for an aggregate uncommitted amount of $80.0 million. The Warehouse Facilities are (i) secured by the underlying mortgage loans and bear interest at a variable rate based on SOFR plus a margin ranging from 1.75% to 2% and (ii) guaranteed by Green Brick. The facilities are subject to annual renewal and contain customary covenants and conditions regarding minimum net worth, leverage, profitability and liquidity. The Company was in compliance with the financial covenants under the Warehouse Facilities as of September 30, 2025.

Under the Warehouse Facilities, banks purchase a participation interest in individual mortgage loans, with GRBK Mortgage providing the remainder of the principal of the mortgage, typically up to 2% depending on the loan product. The mortgage loans, with the servicing rights, are then sold, typically within to 75 days, to a third party investor and the bank is repaid its participation interest plus interest and the remainder is remitted to GRBK Mortgage. If a third party investor has not purchased the mortgage loan within the anticipated timeframes then GRBK Mortgage is required to repurchase the mortgage loan for the full amount of the participation interest plus interest.

De minimis fees or other debt issuance costs were incurred during the three and nine months ended September 30, 2025 associated with the Warehouse Facilities.

Preferred Equity

As of September 30, 2025 and December 31, 2024 we had 2,000,000 Depositary Shares issued and outstanding, each representing 1/1000 of a share of our 5.75% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”). We will pay cumulative cash dividends on the Series A Preferred Stock, when and as declared by the Board, at the rate of 5.75% of the $25,000 liquidation preference per share. Dividends will be payable quarterly in arrears. During the nine months ended September 30, 2025, we paid dividends of $2.2 million on the Series A Preferred Stock. On October 22, 2025, the Board declared a quarterly cash dividend of $0.359 per depositary share on the Series A Preferred Stock. The dividend is payable on December 15, 2025 to stockholders of record as of December 1, 2025.

Registration Statements
In September 2023, we filed with the SEC an automatic shelf registration statement on Form S-3 which enables us to issue shares of common stock, preferred stock or debt securities either separately or represented by warrants, or depositary shares as well as units that include any of these securities. Under the rules governing shelf registration statements, we will file a prospectus supplement and advise the SEC of the amount and type of securities each time we issue securities under this registration statement. We have not issued any securities under this registration statement through the date of this filing.

Reconciliation of a Non-GAAP Financial Measure
In this Quarterly Report on Form 10-Q, we utilize a financial measure of net debt to total capitalization ratio that is a non-GAAP financial measure as defined by the SEC. Net debt to total capitalization is calculated as total debt less cash and cash equivalents, divided by the sum of total Green Brick Partners, Inc. stockholders’ equity and total debt less cash and cash equivalents. We present this measure because we believe it is useful to management and investors in evaluating the Company’s financing structure. We also believe this measure facilitates the comparison of our financing structure with other companies in our industry. Because this measure is not calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), it may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Exhibit 99.3
The closest GAAP financial measure to the net debt to total capitalization ratio is the debt to total capitalization ratio. The following table represents a reconciliation of the net homebuilding debt to total capitalization ratio as of September 30, 2025 (dollars in thousands):

	Total capitalization			Homebuilding capitalization(1)
	Gross	Cash and cash equivalents	Net	Gross	Cash and cash equivalents	Net
Total debt, net of debt issuance costs	$339,501	$(142,426)	$197,075	$324,944	$(135,391)	$189,553
Total Green Brick Partners, Inc. stockholders’ equity	1,804,162	—	1,804,162	1,804,162	—	1,804,162
Total capitalization	$2,143,663	$(142,426)	$2,001,237	$2,129,106	$(135,391)	$1,993,715

Debt to total capitalization ratio	15.8%			15.3%
Net debt to total capitalization ratio			9.8%			9.5%

(1) Homebuilding capitalization ratio excludes cash and debt related to our wholly owned mortgage company.

Off-Balance Sheet Arrangements and Contractual Obligations

Land and Lot Option Contracts
In the ordinary course of business, we enter into land purchase contracts in order to procure lots for the construction of our homes in the future. We are subject to customary obligations associated with such contracts. These purchase contracts typically require an earnest money deposit, and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements, including obtaining applicable property and development entitlements.

To a much lesser extent and due to a limited availability in our market of true lot developers, we also utilize option contracts with lot sellers as a method of acquiring lots in staged takedowns, which are the schedules that dictate when lots must be purchased to help manage the financial and market risk associated with land holdings, and to reduce the use of funds from our corporate financing sources. Lot option contracts generally require us to pay a non-refundable deposit for the right to acquire lots over a specified period of time at pre-determined prices that typically include escalations in lot prices over time.

Our utilization of lot option contracts is dependent on, among other things, the availability of land sellers willing to enter into these arrangements, the availability of capital to finance the development of optioned lots, general housing market conditions and local market dynamics. Options may be more difficult to procure from land sellers in strong housing markets and are more prevalent in certain geographic regions.

We generally have the right, at our discretion, to terminate our obligations under both purchase contracts and option contracts by forfeiting the earnest money deposit with no further financial responsibility to the seller.

As of September 30, 2025, we had earnest money deposits of $10.2 million at risk associated with contracts to purchase raw land and finished lots representing 2,879 total lots past feasibility studies with an aggregate purchase price of approximately $206.3 million.

Seasonality

The homebuilding industry experiences seasonal fluctuations in quarterly operating results and capital requirements. We typically experience the highest new home order activity in spring and summer, although this activity is highly dependent on the number of active selling communities, timing of new community openings, interest rates and other market factors. Since it typically takes four to seven months to construct a new home, we normally deliver more homes in the second half of the year as spring and summer home orders are delivered. Because of this seasonality, home starts, construction costs and related cash

Exhibit 99.3
outflows have historically been highest in the second and third quarters, and the majority of cash receipts from home deliveries occur typically during the second half of the year.

Critical Accounting Policies

Our critical accounting policies are described in Part II, Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2024.

Recent Accounting Pronouncements

See Note 1 to our condensed consolidated financial statements included in Part I, Item 1 of this Quarterly Report on Form 10-Q for recent accounting pronouncements.